UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5) *

                              Moscow CableCom Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   61945R 100
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                                 (CUSIP Number)

                               Andrew Hulsh, Esq.
                       LeBoeuf, Lamb, Greene & MacRae LLP
                               125 W. 55th Street
                            New York, New York, 10019
                            Telephone (212) 424-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 April 23, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.  61945R 100                                          Page 2of 11 Pages

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Moskovskaya Telecommunikatsionnaya Corporatsiya
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a)
    (b)
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3.  SEC USE ONLY:
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Russian Federation
--------------------------------------------------------------------------------
NUMBER OF SHARES  7.  SOLE VOTING POWER:      None
  BENEFICIALLY    --------------------------------------------------------------
 OWNED BY EACH    8. SHARED VOTING POWER: 4,220,879
    REPORTING     --------------------------------------------------------------
     PERSON       9. SOLE DISPOSITIVE POWER: None
      WITH        --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER: 4,220,879
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      4,220,879
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                23.1%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO
--------------------------------------------------------------------------------

This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends the Schedule 13D filed by Moskovskaya Telecommunikatsionnaya Corporatsiya, an open joint stock company organized under the laws of the Russian Federation ("COMCOR"), and Mr. Yuri Pripachkin ("Mr. Pripachkin") on March 4, 2004 (the "Schedule 13D"), as subsequently amended, including on October 12, 2006 ("Amendment No. 4"). All capitalized terms used in this statement and otherwise undefined shall have the meanings ascribed in Amendment No. 4.

Amendment No. 5 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by the Reporting Persons. It shall refer only to information that has materially changed since the filing of Amendment No. 4.

Mr. Pripachkin, who joined in previous Schedule 13D filings made by COMCOR with respect to the Common Stock of the Company (each as defined below) by virtue of his former beneficial ownership of a majority of the outstanding common stock of COMCOR, has joined in Amendment No. 10 to the Schedule 13D filed by Renova Media Enterprises Ltd. with respect to the Common Stock of the Company on April 24, 2007, by virtue of his relationship with Renova Media Enterprises Ltd. through his indirect ownership of CMCR Management Ltd. and his position on the Supervisory Board of Renova Media Enterprises Ltd. as described in Item 2 below.

Item 1.                        Security and Issuer

This Amendment No. 5 relates to the shares of common stock, par value $0.01 per share ("Common Stock"), of Moscow CableCom Corp., a Delaware corporation formerly known as Andersen Group, Inc. (the "Company"), whose principal executive offices are located at 153 East 53rd Street, 58th Floor, New York, NY 10022.

Item 2.                        Identity and Background

Item 2 of Schedule 13D is amended and restated in its entirety to provide as follows:

(a)-(c), (f).

(i) Information about COMCOR is set forth below:

     (1)  Moskovskaya Telecommunikatsionnaya Corporatsiya
          Neglinnaya, 17/2, Moscow, Russian Federation, 127051
          COMCOR is an open joint stock company organized under the laws of the Russian Federation that operates a fiber optics telecommunication system.

(ii) Set forth below is additional information about the controlling persons of COMCOR and the executive officers, directors and supervisory board members of such controlling persons:

     (2)  Renova Media Enterprises Ltd.
          2nd Terrace, West Centreville
          Nassau, Bahamas

     (3)  Renova Industries Ltd.
          2nd Terrace, West Centreville
          Nassau, Bahamas

     (4)  CMCR  Management Limited
          Louloupis Court, 2nd Floor
          3036 Limassol, Cyprus

     (5)  Renova Holding Ltd.
          2nd Terrace, West Centreville
          Nassau, Bahamas


                               Page 3 of 11 Pages

     (6)  ZAO PR Telecom
          Ulitsa Dm. Ulianova 7-A
          Moscow, Russian Federation, 117036

     (7)  ZAO Pripachkin I Doch
          Neglinnaya Ulitsa, 17 str. 2
          Moscow, Russian Federation, 127501

     (8)  Yuri Pripachkin
          Obraztsova Ulitsa, 4a
          Moscow, Russian Federation, 127055

     (9)  Columbus Trust
          Pasea Estate, P.O. Box 958
          Road Town, Tortola, BVI

     (10) Victor Vekselberg
          c/o Renova Management AG
          Bleicherweg 33
          8002 Zurich, Switzerland

     (2) Renova Media Enterprises Ltd., a Bahamian corporation ("RME"), is the telecommunications arm of the Renova Group, a group of investment companies that is a leading Russian private equity investor ("Renova Group"). RME provides cable television, high-speed Internet access and Internet protocol-based telephony to residential and business customers in the City of Moscow, Russia and Belarus. RME owns approximately 49% of the outstanding common stock of COMCOR.

     (3) Renova Industries Ltd., a Bahamian corporation, is a holding company for 51% of the outstanding voting securities of RME.

     (4) CMCR Management Limited, a Bahamian corporation, is a holding company for 49% of the outstanding voting securities of RME. KPM Invest Ltd. is the sole director of CMCR Management Limited. The business address of KPM Invest Ltd. is Christodoulou Chadgipavlou 205, Louloupis Court, 2nd Floor, 3036 Limassol, Cyprus. KPM Invest Ltd. is an entity that provides management services and was formed under the laws of Cyprus.

     (5) Renova Holding Ltd., a Bahamian corporation, is a holding company for a controlling interest in the voting securities of Renova Industries Ltd.

     (6) ZAO PR Telecom is a Russian joint stock company that, together with ZAO Pripachkin I Doch, owns a majority of CMCR Management Limited's outstanding voting securities. Yuri Pripachkin is the controlling stockholder of ZAO PR Telecom.

     (7) ZAO Pripachkin I Doch is a Russian joint stock company that, together with ZAO PR Telecom, owns a majority of CMCR Management Limited's outstanding voting securities. Yuri Pripachkin is the controlling stockholder of ZAO Pripachkin I Doch.

     (8) Yuri Pripachkin is the chairman of the board of directors of COMCOR, a member of the RME Supervisory Board and, indirectly through ZAO PR Telecom and ZAO Pripachkin I Doch, the controlling stockholder of CMCR Management Limited. Mr. Pripachkin is the head of the Representative Office of RME Management Limited, which provides management services to RME affiliates. The business address of RME Management Limited is Naousis, 1, Karapatakis Building, P.C. 6018, Larnaca, Cyprus, and the business address of the Representative Office of RME Management Limited is Obraztsova Ulitsa, 4a, Moscow, Russian Federation, 127055. He is also the President of the Association of Cable TV of Russia, a cable television industry group, the business address of which is 2 Spasonalivkovskiy pereulok, 6, Moscow, Russian Federation, 119991. Mr. Pripachkin is a citizen of the Russian Federation.


                               Page 4 of 11 Pages

     (9) Columbus Trust, a Cayman Islands trust, through its trustee owns all of the outstanding voting securities of Renova Holding Ltd. The sole trustee of the Columbus Trust is TZ Columbus Services Limited. The business address of TZ Columbus Services Limited is Pasea Estate, P.O. Box 958, Road Town, Tortola, BVI. TZ Columbus Services Limited is an entity engaged in the business of forming and operating trusts, and was formed under the laws of the British Virgin Islands.

     (10) Victor Vekselberg is the principal beneficiary of the Columbus Trust. Mr. Vekselberg is the Chairman of the Supervisory Committee and Executive Committee of Renova Group. Mr. Vekselberg is also the Chairman of the Board of United Company, RUSAL, a producer of aluminum and alumina. The business address of United Company, RUSAL is 13/1, Nikoloyamskaya Street, Moscow, 109240, Russian Federation. He is a Member of the Board of Directors of OAO TNK-BP Management, a petroleum company. The business address for OAO TNK-BP is Arbat Street 1, Moscow 119019, Russian Federation. Mr. Vekselberg is a citizen of the Russian Federation.

     (11) Marco Montanari is a member of the Boards of Directors of RME, Renova Holding Ltd. and Renova Industries Ltd. Mr. Montanari is the President of Helvetic Management Services Ltd., a management services organization, the business address of which is 2nd Terrace West, Centreville, Nassau, Bahamas. Mr. Montanari is a citizen of Switzerland.

     (12) Shakira Burrows is a member of the Boards of Directors of RME, Renova Holding Ltd. and Renova Industries Ltd. Ms. Burrows is a Vice-President of Helvetic Management Services Ltd., the business address of which is 2nd Terrace West, Centreville, Nassau, Bahamas. Ms. Burrows is a citizen of the Bahamas.

     (13) Olivier Chaponnier is a member of the Boards of Directors of RME, Renova Holding Ltd. and Renova Industries Ltd. Mr. Chaponnier is a Vice President of Helvetic Management Services Ltd., the business address of which is 2nd Terrace West, Centreville, Nassau, Bahamas. Mr. Chaponnier is a citizen of Switzerland.

     (14) Vladimir Kuznetsov is a member of the Supervisory Board of RME and the Chief Investment Officer and Member of the Executive Board of Renova Management AG, a provider of consulting and investment management services. Mr. Kuznetsov is also the Vice President-Finance of RENOVA Inc. (New York), a provider of consulting and investment services, and the Chief Executive Officer of Financial Consulting Services LLC, an entity engaged in operations, consulting, and marketing services. The business address of Renova Management AG is Bleicherweg 33, 8002 Zurich, Switzerland; the business address of RENOVA Inc. (New York) is 153 East 53rd Street, 58th floor, New York, NY 10022; and the business address of Financial Consulting Services LLC is Bld. 1, 4 Schipok Street, 115093 Moscow, Russian Federation. Mr. Kuznetsov is a citizen of the Russian Federation.

     (15) Vladimir Kremer is a member of the RME Supervisory Board and has served as the Director of Marketing and Sales of United Company RUSAL, a producer of aluminum and aluminum products, since March 2007. The business address of United Company RUSAL is 13/1, Nikoloyamskaya Str., Moscow, 109240, Russian Federation. Mr. Kremer is a citizen of the Russian Federation.

     (16) Oleg Alekseev is a member of the RME Supervisory Board and a Director, Corporate Projects of the Institute for Corporate Development, a public relations and government liaison firm. The business address of the Institute for Corporate Development is Bld. 2, 18 Schipok Street, 115093 Moscow, Russian Federation. Mr. Alekseev is a citizen of the Russian Federation.

     (17) Anna Petrovna Derkach is a member of the RME Supervisory Board, a General Director and Accountant General of ZAO Pripachkin I Doch, and the accountant general of ZAO PR Telecom. Ms. Derkach is also a general director of "Calculation center `Practic'", an accounting records maintenance firm, the business address of which is Ulitsa 2 Hutorskaya 19/13, str. 2 Moscow, Russian Federation. Ms. Derkach is a citizen of the Russian Federation.

     (18) Carl Stadelhofer is a director of Renova Holding Ltd. and Renova Industries Ltd. Mr. Stadelhofer is an attorney at RKS Rinderknecht Klein & Stadelhofer, a law firm, the business address of which is Beethovenstrasse 7, CH-8022 Zurich, Switzerland. Mr. Stadelhofer is also Chief Legal Counsel of Renova Management AG, Bleicherweg 33, CH-8002 Zurich, Switzerland. Mr. Stadelhofer is a citizen of Switzerland.


                               Page 5 of 11 Pages

     (19) Alexey Vadimovich Filatov is a general director of ZAO PR Telecom. Mr. Filatov is a citizen of the Russian Federation.

     (20) Helene Anne Lewis is director TZ Columbus Services Limited. Ms. Lewis also serves as Senior Partner, SimonetteLewis, a law firm, the business address of which is Unit Two Mill Mall Road Town Tartola VG 1110, British Virgin Islands. Ms. Lewis is a citizen of Trinidad & Tobago.

     (21) Felix Banninger is a director of TZ Columbus Services Limited. Dr. Banninger is also a Partner at Treuco Trust Company, a trust business. The business address of Treuco Trust Company is Claridenstrasse 25, 8002 Zurich/Switzerland. Dr. Banninger is a citizen of Switzerland.

     (22) Eugenia Yiallourou is a director of KPM Invest Ltd. Ms. Yiallourou is also a director of KPM Consulting Ltd., a provider of management services, the business address of which is Christodoulou Chadgipavlou 205, Louloupis Court, 2nd Floor, 3036 Limassol, Cyprus, Ms. Yiallourou is a citizen of Cyprus.

     (23) Chryso Ioannou Panayi is a director of KPM Invest Ltd. Mr. Panayi is also a director of KPM Consulting Ltd., the business address of which is Christodoulou Chadgipavlou 205, Louloupis Court, 2nd Floor, 3036 Limassol, Cyprus. Mr. Panayi is a citizen of Cyprus.

     (24) Antri Zavrou is a director of KPM Invest Ltd. Mr. Antri is a citizen of Cyprus.

(iii) The members of the board of directors and executive officers of COMCOR are listed below. Unless otherwise noted below, the business address of each such person is c/o Moskovskaya Telecommunikatsionnaya Corporatsiya, Neglinnaya, 17/2, Moscow, Russian Federation, 127051 and each such person is a citizen of the Russian Federation.

          Yuri Igorervich Pripachkin (chairman of the board of directors) Additional information on Mr. Pripachkin is provided above.

          Aram Sarkisovich Grigoryan
          Mr. Grigoryan is the General Director of COMCOR.

          Anna Petrovna Derkach
          Ms. Derkach's business address is c/o "Calculation center `Practic'", Ulitsa 2 Hutorskaya 19/13, str. 2 Moscow, Russian Federation. Additional information on Ms. Derkach is provided above.

          Alexander Davidovich Ioffe
          Mr. Ioffe is the Head of the Social and Export Council for small businesses under the Mayor and Government of Moscow and an advisor to the Mayor and Government of Moscow. The business address of the Social and Export Council is Tverskaya Street 8, Moscow, Russian Federation. Mr. Ioffe is also a President of the Moscow Fund for Small Business, located at Bolotnaya Street 12, bld. 3, Moscow 113035, Russian Federation. The business address of Mr. Ioffe is c/o the Moscow Fund for Small Business at the foregoing address.

          Marina Olegovna Katzari
          Ms. Katzari is the head of administration of Head of the Representative Office of RME Management Limited, which provides management services to RME affiliates. The business address of RME Management Limited is Naousis, 1, Karapatakis Building, P.C. 6018, Larnaca, Cyprus and the business address of the Representative Office of RME Management Limited is Obraztsova Ulitsa, 4a, Moscow 127055, Russian Federation. The business address of Ms. Katzari is c/o the Representative Office of RME Management Limited at the foregoing address.

          Valentin Valentinovich Lazutkin
          Mr. Lazutkin is an advisor to the Head of the Representative Office of RME Management Limited, which provides management services to RME affiliates. The business address of RME Management Limited is Naousis, 1, Karapatakis Building, P.C. 6018, Larnaca, Cyprus and the business address of the Representative Office of RME Management Limited is Obraztsova Ulitsa, 4a, Moscow 127055, Russian


                               Page 6 of 11 Pages

          Federation. The business address of Mr. Lazutkin is c/o the Representative Office of RME Management Limited at the foregoing address.

          Larisa Vasilievna Larina
          Ms. Larina is the head of division for the management of the staff of COMCOR.

          Natalia Alexandrovna Ryazhskyh
          Ms. Ryazhskyh is the Deputy General Director of COMCOR.

          Vyacheslav Vladimirovich Sychev
          Mr. Sychev is currently unemployed.

          Oleg Germanovich Koptelov
          Mr. Koptelov is the General Director of ZAO "FITA", a financial and securities market consulting firm. The business address of ZAO "FITA" is Ulitsa Dmitrya Ulianova, 7A, Moscow 117036, Russian Federation and the business address of Mr. Koptelov is c/o ZAO "FITA" at the foregoing address.

          Alexander Petrovich Vronetz
          Mr. Vronetz is an advisor to the General Director of ZAO "Sistema Telecom", a provider of telecommunications services. The business address of ZAO "Sistema Telecom" is 1-ya Tverskaya-Yamskaya Street, 5, Moscow 125047, Russian Federation and the business address of Mr. Vronetz is c/o ZAO "Sistema Telecom" at such address.

          Konstantin Fedorovich Zatulin
          Mr. Zatulin is the Director of the Institute for CIS Countries, a non-profit organization for political human-rights studies located at Staromonetny Per. 10, Moscow 119180, Russian
          Federation and the business address of Mr. Zatulin is c/o the Institute for CIS Countries at the foregoing address.

          Semen Vladimirovich Rabovskij

          Oleg Olegovich Yakovlev
          Mr. Yakovlev is the Head of the Division for Information Support of the Department of Property of the City of Moscow. The business address of the Department of Property of the City of Moscow is Karetniy Ryad 2/1, Moscow 127006, Russian Federation and the business address of Mr. Yakovlev is c/o the Department of Property of the City of Moscow at the foregoing address.

(d) During the last five years, neither COMCOR, nor any of its controlling persons, nor any of the executive officers or directors or supervisory board members of COMCOR or any of its controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither COMCOR, nor any of its controlling persons, nor any of the executive officers or directors or supervisory board members of COMCOR or any of its controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          N/A

Item 4.   Purpose of Transaction

          N/A

Item 5.   Interest in Securities of the Issuer


                               Page 7 of 11 Pages

(a) Aggregate number and percentage of Common Stock beneficially owned as of the date hereof:

COMCOR beneficially owns 4,220,879 shares of Common Stock.

These shares constitute approximately 23% of the Company's Common Stock, based upon a total of 18,253,738 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on November 10, 2006 (13,753,738) and the number of outstanding shares of Series B Convertible Preferred Stock of the Company (the "Preferred Stock") on November 10, 2006 (4,500,000), in each case as reported by the Company in the Form 10-Q/A filed by the Company on November 29, 2006.

Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, securities registered under
Section 12 of the Exchange Act, which are issuable upon conversion or exercise of different securities, are beneficially owned only by the person who has the right to convert such securities and are deemed outstanding only in the calculation of the percentage of the class held by that person. Although COMCOR does not own any of the Preferred Stock, the outstanding Preferred Stock nonetheless has a practical impact on the relative voting power of the Common Stock owned by COMCOR. Because the holder of the Preferred Stock votes as a class with the holders of the Common Stock, the votes of the aggregate outstanding shares of Common Stock and Preferred Stock are considered in determining action by the stockholders of the Company. Therefore it is appropriate, regardless of Rule 13d-3(d)(1)(i), to consider the Preferred Stock as outstanding Common Stock for purposes of computing the percentage voting power that COMCOR holds in the Common Stock.

(b) Sole and shared voting power and dispositive power:

COMCOR has shared voting power, subject to certain limitations, with respect to all of the 4,220,879 shares of Common Stock reported in this Amendment No. 5. COMCOR shares such voting power with RME and RME's direct and indirect controlling persons as described in Item 2 above.

COMCOR has shared dispositive power, subject to certain limitations, with respect to all of the 4,220,879 shares of Common Stock reported in this Amendment No. 5. COMCOR shares such dispositive power with RME and RME's direct and indirect controlling persons as described in Item 2 above.

(c) Transactions in the Common Stock during the past 60 days:

None.

(d) No other person is known to have the right to receive dividends from, or the proceeds from the sale of, the 4,220,879 shares of Common Stock held by COMCOR. RME owns approximately 49% of the outstanding common stock of COMCOR, and therefore RME and its direct and indirect controlling persons as described in
Item 2 above may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by COMCOR. With the exception of RME and such direct and indirect controlling persons, no other person is known to have the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

(e) Date on which the reporting persons ceased to be the beneficial owner of more than five (5%) of the Common Stock:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 23, 2007, RME and COMCOR entered into an agreement dated April 17, 2007 (the "Termination Agreement") confirming that, as of June 7, 2006 (the "Effective Date"), the date on which RME acquired a


                               Page 8 of 11 Pages
controlling interest in COMCOR (recently reduced to an approximately 49% interest), the Shareholders Agreement dated August 26, 2004 between RME (then known as "Columbus Nova Limited VIII Ltd.") and COMCOR (the "Shareholders Agreement"), which Shareholders Agreement was attached as Exhibit 8 to Amendment No. 1 to the Schedule 13D filed by COMCOR and Mr. Pripachkin on October 6, 2004, would no longer be operative and terminated as of the Effective Date. A copy of the Termination Agreement is attached hereto as Exhibit 11 and is incorporated herein by reference. The foregoing summary of the Termination Agreement is qualified in its entirety by the full text of Exhibit 11.

Item 7.   Material to be Filed as Exhibits


Exhibit 1 Stock Subscription Agreement, dated as of May 23, 2003, between Andersen Group, Inc. and Moskovskaya Telecommunikatsionnaya Corporatsiya.(1)


Exhibit 1.1 Amendment to the Stock Subscription Agreement, dated April 1, 2003, between Moscow CableCom Corp. and Moskovskaya Telecommunikatsionnaya Corporatsiya.(2)


Exhibit 2 Letter Agreement, dated February 23, 2004, between Andersen Group, Inc. and Moskovskaya Telecommunikatsionnaya
               Corporatsiya.(1)


Exhibit 3 Voting Agreement, dated as of February 23, 2004, among Moskovskaya Telecommunikatsionnaya Corporatsiya, Oliver Grace, Jr., Francis E. Baker and Andersen Group, Inc.(1)


Exhibit 4 Registration Rights Agreement, dated as of as of May 23, 2003 between Andersen Group, Inc. and Moskovskaya
               Telecommunikatsionnaya Corporatsiya.(1)


Exhibit 5 Termination Agreement, dated as of August 26, 2004, among Moskovskaya Telecommunikatsionnaya Corporatsiya, Oliver Grace, Jr., Francis E. Baker and Moscow CableCom Corp.(2)


Exhibit 6 Series B Convertible Preferred Stock Subscription Agreement, dated August 26, 2004, between Moscow CableCom Corp. and Columbus Nova Investments VIII Ltd.(2)


Exhibit 7 Voting Agreement, dated August 26, 2004, between Moskovskaya Telecommunikatsionnaya Corporatsiya and Columbus Nova Investments VIII Ltd.(2)


Exhibit 8 Shareholders Agreement, dated August 26, 2004, between Moskovskaya Telecommunikatsionnaya Corporatsiya and Columbus Nova Investments VIII Ltd.(2)


Exhibit 8.1 Amendment No. 1 to the Shareholders Agreement, dated as of December 1, 2004, between Moskovskaya Telecommunikatsionnaya Corporatsiya and Columbus Nova Investments VIII Ltd.(3)


Exhibit 8.2 Amendment No. 2 to Shareholders Agreement, dated December 30, 2004, between Moskovskaya Telecommunikatsionnaya Corporatsiya and Columbus Nova Investments VIII Ltd.(3)


Exhibit 8.3 Amendment No. 3 to Shareholders Agreement, dated December 30, 2004, between Moskovskaya Telecommunikatsionnaya Corporatsiya and Columbus Nova Investments VIII Ltd.(3)


Exhibit 9 Subscription Agreement, dated September 21, 2006, between Moscow CableCom Corp. and the investors listed therein.(4)


Exhibit 10     Joint Filing Agreement.(4)


                               Pagee 9 of 11 Pages

Exhibit 11 Termination Agreement, dated April 17, 2007, between Renova Media Enterprises Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya.(5)

----------------------------------

(1) Previously filed as an exhibit to the Schedule 13D, which was filed with the Securities and Exchange Commission (the "SEC") on March 4, 2004.

(2) Previously filed as an exhibit to Amendment No. 1 to the Schedule 13D, which was filed with the SEC on October 6, 2004.

(3) Previously filed as an exhibit to Amendment No. 2 to the Schedule 13D, which was filed with the SEC on February 1, 2005.

(4) Previously filed as an exhibit to Amendment No. 4, which was filed with the SEC on October 12, 2006.

(5)  Filed herewith.


                               Page 10 of 11 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

DATED as of April 25, 2007.


MOSKOVSKAYA TELECOMMUNIKATSIONNAYA
               CORPORATSIYA


By:     /s/ Aram Grigoryan
    -----------------------------------------
Name:  Aram Grigoryan
Title: General Director